UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 8)*
Quantum Corporation
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
747906 20 4
(CUSIP Number)
ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

CHRISTOPHER P. DAVIS, ESQ.
KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,407,865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,407,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,407,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX Opportunities Fund, LP - Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,413,191
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,413,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,710,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,710,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,710,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,821,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,821,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,821,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,710,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,710,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,710,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,531,722
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,531,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,531,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,531,722
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,531,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,531,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS Dale L. Fuller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,890
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 233,890
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS Clifford Press
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (the "Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.
Item 2.	Security and Issuer.
Item 2 is hereby amended and restated to read as follows:
(a)	This statement is filed by:

(i)
VIEX Opportunities Fund, LP - Series One ("Series One"), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership formerly known as Vertex Opportunities Fund, LP ("VIEX Opportunities") with respect to the Shares directly and beneficially owned by it;

(ii)	VIEX Opportunities Fund, LP - Series Two ("Series Two"), a series of VIEX Opportunities, with respect to the Shares directly and beneficially owned by it;

(iii)	VIEX Special Opportunities III, LP, a Delaware limited partnership formerly known as Vertex Special Opportunities III, LP ("VSO III"), with respect to the Shares directly and beneficially owned by it;

(iv)	VIEX GP, LLC, a Delaware limited liability company formerly known as Vertex GP, LLC ("VIEX GP"), as the general partner of Series One and Series Two;

(v)	VIEX Special Opportunities GP III, LLC, a Delaware limited liability company formerly known as Vertex Special Opportunities GP III, LLC ("VSO GP III"), as the general partner of VSO III;

(vi)
VIEX Capital Advisors, LLC, a Delaware limited liability company formerly known as Vertex Capital Advisors, LLC ("VIEX Capital"), as the investment manager of each of Series One, Series Two, and VSO III;

(vii)
Eric Singer ("Mr. Singer", and together with Series One, Series Two, VSO III, VIEX GP, VSO GP III and VIEX Capital, the "VIEX Persons"), as managing member of each of VIEX GP, VSO GP III, and VIEX Capital;

(viii)	Dale L. Fuller, as a nominee for the Board; and

(ix)	Clifford Press, as a nominee for the Board.

(b) The address of the principal office of each of the VIEX Persons is 825 Third Ave. 33rd Floor, New York, New York 10022. The address of the principal office of Mr. Fuller is 62 Cedar Street #1204, Seattle, Washington 98121. The address of the principal office of Mr. Press is 5632 Rutgers Road, La Jolla, California 92037.

(c) The principal business of Series One and Series Two is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One and Series Two. The principal business of VSO III is investing in securities. The principal business of VSO GP III is acting as the general partner of VSO III. VIEX Capital serves as the investment manager to Series One and Series Two. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP and VIEX Capital. The principal occupation of Mr. Fuller is serving as a member of the Issuer's Board and as Chairman of the Supervisory Board or AVG Technologies N.V.  The principal occupation of Mr. Press is serving as a member of the Issuer's Board and serving as a managing member of Oliver Press Investors and Oliver Press Partners, LLC.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of VIEX Opportunities (which includes Series One and Series Two),VIEX GP, VSO III and VSO GP III and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer, Mr. Fuller and Mr. Press are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
The 28,181 shares purchased directly by Mr. Fuller were purchased in the open market with personal funds.  The aggregate purchase price of the 28,181 Shares purchased directly by Mr. Fuller is approximately $29,399.10, excluding brokerage fees.
The shares awarded to Mr. Fuller and to Mr. Press, were awarded to Mr. Fuller and Mr. Press in their respective capacities as directors of the Issuer.
Item 4.	Purpose of Transaction.
Item 4  is hereby amended to add the following:
On February 2, 2017, Series One delivered a Shareholder Nomination Letter (the "Letter") to the Issuer, notifying the Issuer of its intent to nominate five persons (the "Proposed Nominees"), including Messrs. Fuller and Press, for election to the Issuer's board of directors (the "Board") at the Issuer's annual meeting of stockholders scheduled for March 31, 2017 (the "Annual Meeting"). In the Letter, Series One reserved the right, depending on certain factors, including the total number of directors up for election at the Annual Meeting, to withdraw certain or all of its Proposed Nominees, to nominate additional nominees for election to the Board at the Annual Meeting and/or to replace any of the Proposed Nominees.
Item 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) are hereby amended and restated to read as follows:
The aggregate percentage of Shares reported owned by each Reporting Person is based upon 271,184,262 Shares outstanding, which is the total number of Shares outstanding as of October 28, 2016 as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2016.
A.	Series One
(a)            As of the date hereof, Series One beneficially owned 7,407,865 Shares.
Percentage: Approximately 2.7%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 7,407,865
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,407,865

(c)            Series One has not entered into any transactions during the past 60 days.

B.	Series Two
(a)            As of the date hereof, Series Two beneficially owned 1,413,191 Shares.
Percentage: Less than 1%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 1,413,191
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,413,191

(c)            Series Two has not entered into any transactions during the past 60 days.
C.	VSO III
(a)            As of the date hereof, VSO III beneficially owned 20,710,666 Shares.
Percentage: Approximately 7.6%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 20,710,666
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 20,710,666

(c)            VSO III has not entered into any transactions in the Shares during the past 60 days.
D.	VIEX GP
(a)            VIEX GP, as the general partner of Series One and Series Two, may be deemed the beneficial owner of the (i) 7,407,865 shares owned by Series One and (ii) 1,413,191 shares owned by Series Two.
Percentage: Approximately 3.3%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 8,821,056
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 8,821,056

(c) VIEX GP has not entered into any transactions in the Shares during the past 60 days.
E.	VSO GP III
(a)            VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 20,710,666 shares owned by VSO III.
Percentage: Approximately 7.6%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 20,710,666
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 20,710,666

(c)            VSO GP III has not entered into any transactions in the Shares during the past 60 days.
F.	VIEX Capital
(a)            VIEX Capital, as the investment manager of Series One and Series Two, may be deemed the beneficial owner of the (i) 7,407,865 Shares owned by Series One, (ii) 1,413,191 Shares owned by Series Two and (iii) 20,710,666 owned by VSO III.
Percentage: Approximately 10.9%

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 29,531,722
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 29,531,722

(c)            VIEX Capital has not entered into any transactions in the Shares during the past 60 days.
G.	Eric Singer
(a)            Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 7,407,865 Shares owned by Series One, (ii) 1,413,191 Shares owned by Series Two and (iii) 20,710,666 owned by VSO III.
Percentage: Approximately 10.9%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 29,531,722
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 29,531,722

(c)            Mr. Singer has not entered into any transactions in the Shares during the past 60 days.
H.	Dale L. Fuller
(a)            As of the date here, Mr. Fuller beneficially owned 233,890 Shares, including 36,348 shares underlying restricted stock units awarded to Mr. Fuller in his capacity as a director of the Company. Such units vest on the date of the Company's 2016 annual meeting.
Percentage: Less than 1%
(b)	1.	Sole power to vote or direct vote: 233,890
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 233,890
4.	Shared power to dispose or direct the disposition: 0

(c)            Mr. Fuller has not entered into any transactions in the Shares during the past 60 days.
I.	Clifford Press
(a)            As of the date here, Mr. Press beneficially owned 62,500 Shares underlying 50% of 125,000 restricted stock units awarded to Mr. Press in his capacity as a director of the Company. Such units vest on April 1, 2017. The remainder of such stock units will vest in equal installments on July 1, 2017, October 1, 2017, January 1, 2018 and April 1, 2018.
Percentage: Less than 1%
(b)	1.	Sole power to vote or direct vote: 62,500
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 62,500
4.	Shared power to dispose or direct the disposition: 0

(c)            Mr. Press has not entered into any transactions in the Shares during the past 60 days.
Each of the Reporting Persons may be deemed to be a member of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons specifically disclaims beneficial ownership of shares of Common Stock that he or it does not directly own. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On or before February 2, 2017, Series One entered into letter agreements pursuant to which it and its affiliates agreed to indemnify the Nominees against claims in connection with the proxy solicitation being considered by the Reporting Persons to nominate and elect directors at the Annual Meeting. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
On February 6, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following Exhibit:
Exhibit 99.1	Form of Indemnification Letter Agreement.
Exhibit 99.2
Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two, VIEX GP, LLC, VIEX Special Opportunities Fund III, LP, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC, Eric Singer, Dale L. Fuller and Clifford Press, dated February 6, 2017.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  February 6, 2017
VIEX Opportunities Fund, LP - Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP - Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
ERIC SINGER, Individually and as attorney-in-fact for Clifford Press and Dale L. Fuller